UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

KNIGHT CAPITAL GROUP, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Roland T. Kelly

11100 Santa Monica Boulevard, 11th Floor

Los Angeles, CA 90025

Tel: (310) 914-1373

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 17, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note : Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies & Company, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-2622900
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 81,262,363
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 81,262,363
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,262,363
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.9%
14.	Type of Reporting Person (See Instructions) CO; BD

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies Group, Inc. I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4719745
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 81,262,363
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 81,262,363
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,262,363
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.9%
14.	Type of Reporting Person (See Instructions) CO; HC

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies High Yield Holdings, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,250,008
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,250,008
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,250,008
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person (See Instructions) HC

CUSIP No. 499005106

1.	Name of Reporting Person Jefferies High Yield Trading, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): 95-4736081
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-
	8.	Shared Voting Power 16,250,008
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 16,250,008
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,766,675
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.4%
14.	Type of Reporting Person BD

This Amendment No. 1 amends and supplements Items 4, 5 and 6 of the Schedule 13D filed on August 15, 2012 by (i) Jefferies & Company, Inc. (“Jefferies”), (ii) Jefferies Group, Inc. (“Jefferies Group”), (iii) Jefferies High Yield Holdings, LLC (“Holdings”) and (iv) Jefferies High Yield Trading, LLC (“Trading,” together with Jefferies, Jefferies Group and Holdings, the “Reporting Persons”) relating to the Class A Common Stock, par value $0.01 (the “Common Stock”), of Knight Capital Group, Inc., a Delaware corporation (the “Issuer”). Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 19, the Issuer and GETCO Holding Company LLC (“GETCO”) entered into a definitive merger agreement that contemplates a business combination of the Issuer and GETCO. The Reporting Persons intend to elect to receive merger consideration in exchange for their Issuer Common Stock under the terms of that merger agreement, and have entered into a separate agreement with GETCO under which they have agreed to certain restrictions on the merger consideration they might receive (a copy of that letter is attached). During the prior two days, contemporaneous with GETCO’s offer, the Reporting Persons advised the Board of Directors of the Issuer that the Reporting Persons believe a transaction involving the Issuer and a third party is preferable to continuing with the status quo at the Issuer. The Reporting Persons also informed the Board of Directors of the Issuer that a then-developing proposal by GETCO, the parameters of which were known to Jefferies in its capacity as an advisor to GETCO, would be acceptable to the Reporting Persons if approved by the Issuer’s Board of Directors, as would any superior proposal with equal likelihood of closing.

The Reporting Persons retain the right to change their intent and to pursue any transaction contemplated in Items 4(a) through (j) of Schedule 13D and, to the extent the Reporting Persons operate as broker-dealers, they retain the right to pursue a role as a financial advisor, underwriter or placement agent to third parties with respect to any such transaction.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

As reported in the Schedule 14A filed with the SEC by the Issuer on November 19, 2012, the total number of issued and outstanding shares of Common Stock is 173,237,835. This number excludes any shares of Common Stock issuable upon the conversion of any Preferred Stock.

(a) Amount and Percentage of Class Beneficially Owned

Amount Beneficially Owned:

As of the date hereof:

1.	Jefferies may be deemed to be the beneficial owner of 81,262,363 shares of Common Stock. This number consists of 65,012,355 shares of Common Stock held for its own account and 16,250,008 shares of Common Stock held for the account of Trading.

2.	Jefferies Group may be deemed to be the beneficial owner of 81,262,363 shares of Common Stock. This number consists of 65,012,355 shares of Common Stock held for the account of Jefferies and 16,250,008 shares of Common Stock held for the account of Trading.

3.	Holdings may be deemed to be the beneficial owner of 16,250,008 shares of Common Stock. This number consists of 16,250,008 shares of Common Stock held for the account of Trading.

4.	Trading may be deemed to be the beneficial owner of 16,250,008 shares of Common Stock. This number consists of 16,250,008 shares of Common Stock held for its own account.

Percentage of Class:

The calculations set forth in this Item 5(a) are based on 173,237,835 shares of Common Stock outstanding.

1.	Jefferies may be deemed to be the beneficial owner of approximately 46.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2.	Jefferies Group may be deemed to be the beneficial owner of approximately 46.9% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

3.	Holdings may be deemed to be the beneficial owner of approximately 9.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

4.	Trading may be deemed to be the beneficial owner of approximately 9.4% of the total number of shares of Common Stock outstanding, calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

(b) Number of shares as to which such person has:

1.	Jefferies

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 81,262,363

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 81,262,363

2.	Jefferies Group

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 81,262,363

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 81,262,363

3.	Holdings

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 16,250,008

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 16,250,008

4.	Trading

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 16,250,008

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 16,250,008

The filing of this Schedule 13D shall not be construed as an admission that Jefferies, Trading, Holdings, or Jefferies Group is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any shares not held directly for the account of each such Reporting Person covered by this Schedule 13D.

(c) Except as set forth herein, none of the Reporting Persons nor, to the Reporting Persons’ best knowledge, any of the Schedule Persons, has engaged in any transaction during the past 60 days in any Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by incorporating the information set forth in Item 4 above.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS

Exhibit 99.1	Agreement between GETCO Holding Company LLC and Jefferies & Company, Inc. and Jefferies High Yield Trading, LLC dated as December 19, 2012.

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Jefferies & Company, Inc., Jefferies High Yield Trading, LLC, Jefferies High Yield Holdings, LLC, and Jefferies Group, Inc. agreed to jointly file this Schedule 13D.

Dated: December 19, 2012

Jefferies & Company, Inc.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Managing Director and Associate General Counsel

Jefferies Group, Inc.

By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary

Jefferies High Yield Holdings, LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Authorized Person

Jefferies High Yield Trading, LLC

By:	/s/ Roland T. Kelly
Roland T. Kelly
Assistant Secretary